767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

May 5, 2022

VIA EDGAR TRANSMISSION

Joshua Shainess

Austin Pattan

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Re:	Leafly Holdings, Inc.
Registration Statement on Form S-1
Filed April 11, 2022
File No. 333-264232

Dear Mr. Shainess and Mr. Pattan:

On behalf of our client, Leafly Holdings, Inc., (the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 29, 2022, relating to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on April 11, 2022. In connection with these responses, the Company is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Securities and Exchange Commission May 5, 2022 Page 2

Cover Page

1.     Comment: For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such shares, warrants, or units overlying such securities.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Cover Page of the Amended Registration Statement to disclose the price the selling securityholders paid for the securities.

2.     Comment: Disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Cover Page, Prospectus Summary on page 4, Risk Factors on page 42, Use of Proceeds on page 51 and MD&A on page 74 of the Amended Registration Statement.

3.     Comment: We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Cover Page and Risk Factors on page 42.

Prospectus Summary, page 1

4.     Comment: We note that your forward share purchase agreements with certain investors provide those investors with the right to force the company to buy back shares. Disclose the material terms of these agreements, the expiration date of each agreement, and the rationale for entering into the agreements in advance of the SPAC business combination. Additionally, discuss the risks that these agreements pose to the public holders and the company if you are required to buy back the shares of your common stock. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

Securities and Exchange Commission May 5, 2022 Page 3

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Prospectus Summary on page 1 and MD&A on page 74 of the Amended Registration Statement.

Risk Factors

Risks Related to Ownership of Our Common Stock, page 39

5.     Comment: You state on page 42 that “future” resales of the common stock by existing stockholders could cause your stock price to decline. This risk factor should be updated given that this prospectus is facilitating those sales. Include risk factor disclosure highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that the private investors have an incentive to sell even if share price declines because they will still profit on sales as a result of the lower price that they purchased their shares as compared to the public investors.

Response: In response to the Staff’s comment in the second bullet point, the Company has revised its disclosure in the Risk Factors on page 42 of the Amended Registration Statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8961 or by e-mail at heather.emmel@weil.com.

Sincerely yours,

/s/ Heather Emmel
Heather Emmel, Esq.

cc:	Yoko Miyashita, Chief Executive Officer

Kimberly Boler, General Counsel and Secretary